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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                ---------------

                               ODD JOB STORES,INC.
                       (Name of Subject Company (Issuer))

                                ---------------

                           AMAZING SAVINGS HOLDING LLC
                    AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.
                           ASCEND RETAIL PARTNERS LLC
                          ASCEND RETAIL INVESTMENT LLC
                                 MOSHAEL STRAUS
                       (Names of Filing Persons (Offeror))

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                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    67575J102
                      (CUSIP Number of Class of Securities)

                                ---------------

                                 JEFFREY PARKER
                           AMAZING SAVINGS HOLDING LLC
                          20 INDUSTRY DRIVE, PO BOX 25
                          MOUNTAINVILLE, NEW YORK 10953
                                 (845) 534-1000

                                    Copy to:
                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                ---------------

                            CALCULATION OF FILING FEE
----------------------------------------- --------------------------------------
         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
----------------------------------------- --------------------------------------
              $28,890,201                                    $2,347
----------------------------------------- --------------------------------------
* For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 9,630,067, the maximum number of shares of common stock, without par value, of Odd Job Stores, Inc. (the "Shares") to be acquired in this tender offer (representing (i) 8,698,267 Shares outstanding and (ii) 931,800 Shares issuable upon the exercise of outstanding options having an exercise price of less than or equal to $3.00), and (b) the tender offer price of $3.00 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, is $80.90 per $1 million of the aggregate transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $2,347         Filing Parties: Amazing Savings
                                                               Holding LLC

     Form or Registration No.:  Schedule TO    Date Filed:     June 10, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]   third-party tender offer subject to Rule 14d-1.
   [ ]   issuer tender offer subject to Rule 13e-4.
   [ ]   going-private transaction subject to Rule 13e-3.
   [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                   SCHEDULE TO

           This Amendment No. 2 (this "AMENDMENT") amends and/or supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on June 10, 2003, as amended and/or supplemented by Amendment No. 1, which was filed with the Commission on July 1, 2003 (the "Schedule TO"), by Amazing Savings Holding LLC, a Delaware limited liability company ("AMAZING SAVINGS"), Amazing Savings/J.B.S. Liquidators, Inc., a New York corporation, Ascend Retail Partners LLC, a Delaware limited liability company, Ascend Retail Investment LLC, a Delaware limited liability company and Moshael Straus. The Schedule TO, along with this Amendment, relates to the offer by Amazing Savings to purchase up to 8,698,267 shares of common stock, without par value (the "COMMON SHARES" or the "SHARES"), of Odd Job Stores, Inc., an Ohio corporation (the "COMPANY"), at a purchase price of $3.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

           The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all the Items of this Amendment. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

           For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated June 10, 2003, as amended, unless otherwise stated herein.

ITEM 11.    ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following thereto:

            On July 9, 2003, Amazing Savings issued a press release announcing the extension of the Offer to 8:00 a.m. New York City time on Wednesday, July 16, 2003. The Offer had previously been scheduled to expire at 8:00 a.m. New York City time on July 9, 2003. The full text of the press release is set forth in Exhibit (a)(1)(J) to this Amendment and is incorporated herein by reference.

            On July 9, 2003, Amazing Savings and the Company entered into an agreement pursuant to which Amazing Savings agreed to waive the condition to the Offer that required either the Company to enter into a forbearance agreement with its lenders to the effect that such lenders will continue to provide liquidity to the Company under an existing credit facility consistent with past practice until August 31, 2003 or Amazing Savings to be satisfied in its reasonable discretion that such lenders are obligated to provide such liquidity. Pursuant to such agreement, Amazing Savings acknowledged that, but for the forbearance condition, all the other conditions would have been satisfied as of July 9, 2003 (but without prejudice to whether any of such conditions has been met as of any subsequent date) and further agreed that it would maintain the Offer Price at $3.00 per Share. The full text of the agreement is set forth in Exhibit (d)(4) to this Amendment and is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(1)(J) Text of joint press release issued by Amazing Savings and the Company, dated July 9, 2003, announcing extension of the Offer.

(d)(4) Letter Agreement, dated July 9, 2003, between Amazing Savings and the Company


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                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 10, 2003                    AMAZING SAVINGS HOLDING LLC

                                        By: /s/ Sam Friedland
                                            ------------------------------------
                                            Name: Sam Friedland
                                            Title: President



                                        AMAZING SAVINGS/J.B.S. LIQUIDATORS, INC.

                                        By: /s/ Sam Friedland
                                            ------------------------------------
                                            Name: Sam Friedland
                                            Title: President



                                        ASCEND RETAIL PARTNERS LLC

                                        By: /s/ Moshael Straus
                                            ------------------------------------
                                            Name: Moshael Straus
                                            Title: Managing Member



                                        ASCEND RETAIL INVESTMENT LLC

                                        By: /s/ Moshael Straus
                                            ------------------------------------
                                            Name: Moshael Straus
                                            Title: Managing Member


                                            /s/ Moshael Straus
                                            ------------------------------------
                                            Moshael Straus



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
                                  EXHIBIT INDEX



EXHIBIT NO.                                    DOCUMENT
-----------                                    --------

(a)(1)(J) Text of joint press release issued by Amazing Savings and the Company, dated July 9, 2003, announcing extension of the Offer.

(d)(4) Letter Agreement, dated July 9, 2003, between Amazing Savings and the Company






























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